Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 20 May 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the common share buyback program announced on 28 December 2018 (the “Initial Program”), the Company has purchased additional common shares - reported in aggregate form, on daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees	Consideration excluding fees (€)
13/05/2019	MTA	11,864	123.0053	1,459,334.88
15/05/2019	MTA	5,610	124.4013	697,891.29
17/05/2019	MTA	5,301	128.0235	678,652.57
Total	—	22,775	—	2,835,878.74

Since the announcement of the buyback program dated 28 December 2018 till 17 May 2019, the total invested consideration has been Euro 72,929,716.34 for No. 669,231 common shares purchased resulting in No. 6,418,813 common shares held in treasury as of 17 May 2019. As of the same date, the Company held 2.50% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
tel.: +39 0536 949337

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

Email: media@ferrari.com
www.ferrari.com

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